



Edward Agabs · 3rd

Start-Up CxO | From Strategy to Execution for Growth | CFO/COO, ClickPay (acquired) | CEO/CFO, TransAmerican (acquired)

- Vehiko.com
- State University of Economics

Darien, Connecticut, United States · Contact info

1,743 followers · **500+** connections

Experience

Founder & CEO

Vehiko.com · Full-time
Jun 2021 – Present · 8 mos
New York City Metropolitan Area

Founder & CEO of www.vehiko.com that reimagining and elevating the new car-buying experience.

Business Strategy Consultant

Edward Agabs · Self-employed
May 2019 – Dec 2021 · 2 yrs 8 mos
Greater New York City Area - West Palm Beach, FL

Leveraging over 15 years of experience helping early-stage tech companies develop their strategy, raise funding, validate product and/or market, build teams and execute th ... see more

Chief Financial Officer | Chief Operating Officer

ClickPay, a Division of NovelPay, LLC · Full-time
Jan 2016 – May 2018 · 2 yrs 5 mos
Hackensack, NJ

I was hired as one of the first non-founding executive team members and charged with steering the company toward explosive growth. In addition to building best-in-class teams and internal systems, I led a crucial shift in the con …see more

Full Circle Funding, LP

9 yrs

Chief Financial & Administrative Officer—Full Circle Advisors, LLC
Full-time
Sep 2015 – Dec 2015 · 4 mos
Greenwich, CT

I spent my last year with this portfolio of companies providing decision support to its Board of Directors and management team during a transformational merger with Great Elm Capital Corporation. …see more

Chief Executive Officer | Chief Financial Officer—TransAmerican Asset Servicing Group, LLC
Full-time
Aug 2012 – Oct 2015 · 3 yrs 3 mos
Elmsford, NY

Full Circle Capital's Board of Directors tapped me for an exciting challenge based on my success with another business: turn around an unclaimed property search and location business that had recently filed for bankru …see more

Show 1 more role

Chief Executive Officer | Founder

BoatQuest.com · Full-time
Apr 2003 – Jan 2007 · 3 yrs 10 mos
Stamford, CT

In 2003, yacht brokers had yet to embrace the internet to promote and sell luxury boats. I founded BoatQuest.com to remedy that. What began as a simple website to advertise a sailboat blossomed into a profitable business. I bui …see more

Education

State University of Economics
Master of Business Administration - MBA, Business Management and Planning